Exhibit 99.1

RLX Technology Obtains License for Manufacturing Enterprise in China

BEIJING, July 22, 2022 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced that one of its subsidiaries has obtained a License for Manufacturing Enterprise from the department of tobacco monopoly administration under the State Council of the People's Republic of China (the “State Tobacco Monopoly Administration”) to own the RELX brand and manufacture RELX branded e-vapor rechargeable devices, cartridge products, and products sold in combination with e-vapor rechargeable devices and cartridge products in compliance with China’s Administrative Measures for E-Cigarettes. The approved manufacturing capacity is 15,050,000 units of e-vapor rechargeable devices per year, 328,700,000 units of cartridge products per year, and 6,100,000 units of disposable e-vapor products per year. The valid term for the License for Manufacturing Enterprise obtained is from July 18, 2022 to July 31, 2023.

Since the first quarter of 2022, the relevant government authorities in China have issued a series of implementing rules and guiding opinions to strengthen oversight of e-cigarette products and regulate the e-cigarette industry. These rules and opinions set forth that, among others, all e-cigarette manufacturing enterprises must apply with the State Tobacco Monopoly Administration and obtain a License for Manufacturing Enterprise.

Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and CEO of RLX Technology, commented, “This license represents an important milestone in our strategic roadmap as we strive to comply with the new regulatory requirements in a timely manner. We believe that we are well-positioned to achieve compliance in our operations according to schedule. To adapt to the new market dynamics and ensure business development, we will, and will urge our business partners to, continue making efforts to comply with all applicable regulatory requirements, including, but not limited to, obtaining requisite licenses and regulatory approvals, developing products that meet the mandatory national standards, and processing all transactions via the National E-cigarette Transaction Platform when it is implemented. Looking forward, under regulatory guidance, as a trusted e-vapor brand for adult smokers, we will remain committed to providing high-quality products that deliver superior performance and safety in strict compliance with legal and regulatory requirements, while exploring new growth opportunities in the industry.”

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and retail model tailored to China's e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, the Company's strategic and operational plans in this announcement contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's e-vapor market; changes in its revenues and certain cost or expense items; the impact of COVID-19 pandemic to the Company’s business operations; PRC governmental policies, laws and regulations relating to the Company's industry, as well as the Company's measures to comply with them; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

SOURCE RLX Technology Inc.